
Mail Stop 3561

May 5, 2016

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re: At Home Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 22, 2016**
> **File No. 333-206772**

Dear Mr. Bird:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the Fiscal Year Ended January 30, 2016

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Store Pre-Opening Costs, page F-14

1. We note you revised your accounting policy for store pre-opening costs. Specifically, your policy previously stated that store pre-opening costs such as occupancy expenses were classified as cost of sales while costs such as advertising and labor expenses were classified as selling, general and administrative expenses. Your policy now indicates that all store pre-opening costs, including occupancy costs, are classified as selling, general and administrative expenses. If you changed your policy, please tell us why your

statements of operations do not reflect a reclassification between cost of sales and selling, general and administrative expenses and why you have not clearly disclosed this reclassification. Alternatively, if your previous accounting policy disclosure was incorrect and you classified all store pre-opening costs as selling, general and administrative expenses in prior drafts of your Form S-1, please tell us that.

2. Property and Equipment, page F-17

2. We note your disclosure on page 99 which states, "Over the past three years, we have invested more than $16 million in IT systems and infrastructure, including investments in merchandising (JDA), POS systems (IBM/Toshiba), distribution center (PKMS) and finance and accounting (SAP) to ensure our systems are robust and scalable." We also note that your computer hardware and software balance increased to $18.2 at the end of fiscal 2016. Please revise your disclosure here or in Note 1 to disclose your accounting policy for expensing and capitalizing costs related to internal-use software.

9. Income Taxes, page F-24

3. We note you reversed $6.0 million of the valuation allowance on deferred tax assets in fiscal 2016, with an offsetting credit to the provision for income taxes. To assist us in better understanding how you determined this reversal of your valuation allowance was appropriate, please provide us the following information:

- You indicate in the last paragraph on page F-25 that for the fiscal year ended January 30, 2016, after excluding the tradename impairment, you continued to have three years of cumulative pre-tax income. Please tell us whether you also excluded the loss on extinguishment of debt when determining you had cumulative pre-tax income. Also tell us in more detail how you determined it was appropriate to exclude any unusual or nonrecurring items included within your book pre-tax income/loss when calculating your cumulative pre-tax income from recent years. We note that in prior periods you did not exclude unusual or nonrecurring items when determining you had a cumulative pre-tax loss.

- You indicate in the last paragraph on page F-25 that as of January 30, 2016, you have completed two years of operations following your rebranding initiative. Please reconcile this statement with your disclosures elsewhere in your filing, including pages 58 and F-7, that you completed your rebranding initiative during the first nine months of fiscal year 2015. It appears that as of January 30, 2016, you have completed 15 months of operations following your rebranding initiative.

- Explain to us in more detail how you concluded you now have the ability to accurately forecast your results of operations.

- Provide us with an analysis of your historical taxable income, projected future taxable income by year, and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

- With regard to your projections of future taxable income, summarize for us the key inputs and assumptions you relied on to develop your forecasts and provide specific evidence which supports these inputs and assumptions.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products